Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a communication from John Haley, Chairman and Chief Executive Officer of Towers Watson & Co. (“Towers Watson”), regarding the filing of a Form S-4 by Willis Group Holdings plc (“Willis”) in connection with the proposed merger of Towers Watson and Willis, distributed to employees of Towers Watson on August 28, 2015.

To: TW All Associates

From: John Haley

Subject: Merger Milestone: S-4 Now Available

As you’ve seen in the Integration Updates coming from Gene Wickes, our merger efforts are well underway, and we’ve been making terrific progress toward becoming Willis Towers Watson. To the integration teams who have been building a strong foundation for the combined organization – and to all of our associates, whose focus on delivering outstanding results for our clients hasn’t wavered – thank you.

I’m very pleased to share that we’ve reached another milestone in our efforts to form Willis Towers Watson. Yesterday, Towers Watson and Willis filed a joint proxy statement/prospectus, which is part of a registration statement on Form S-4, filed by Willis with the U.S. Securities and Exchange Commission (SEC). The S-4 outlines the process we intend to follow to complete the “all stock” transaction in this merger of equals.

As noted in earlier communications, Towers Watson’s and Willis’ respective boards both unanimously recommended that shareholders vote “yes” to the merger and related proposals, which would result in the creation of Willis Towers Watson. The date of the shareholder vote on the transaction will be announced when that information becomes available.

Like many regulatory documents, the S-4 is publicly available and is comprehensive. We appreciate that the information contained in the S-4 is especially important to our associates who hold Towers Watson stock. It addresses a number of questions that shareholders may have, and outlines many important points, including the following, among others:

•	Describes the potential benefits that come from bringing together our respective organizations.

•	Includes historical financial information of both companies, board and executive profiles and general disclosure about the tax consequences of the transaction to Towers Watson shareholders. We are working with our Legal team to provide questions and answers on the tax consequences of this transaction in our next Integration Update.

•	Summarizes the background on how the transaction came together and the terms and conditions of the merger.

The release of this joint proxy statement/prospectus may attract attention from clients, the media and other stakeholders. If you are approached by the media with questions, please do not comment and instead direct them immediately to Lisa Swatland in Marketing or Aida Sukys in Investor Relations.

In the coming weeks, we will share our third Integration Update, including new FAQs. In the meantime, please send a note to the Internal Communication and Change Management mailbox with any questions or suggestions.

Once again, thank you for your support as Willis Towers Watson begins to take shape. I look forward to sharing more merger milestones with you in the near future.

John

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other materials to be filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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